FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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The following exhibits are furnished with this Form 6-K:

99.1 March 31, 2014 Interim Consolidated Financial Statements

99.2 March 31, 2014 Management’s Discussion and Analysis

99.3 Chief Executive Officer’s Certification of Interim Filings

99.4 Chief Financial Officer’s Certification of Interim Filings

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the arbitration proceedings under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)) (the "Brisas Arbitration"), actions by the Venezuelan government, economic and industry conditions influencing the future sale of the Brisas Project related equipment, and conditions or events impacting the Company’s ability to fund its operations or service its debt.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•     outcome of our arbitration against the Bolivarian Republic of Venezuela;

•     continued servicing or restructuring of our Notes or other obligations as they come due;

•     prospects for exploration and development of other mining projects by us;

•     equity dilution resulting from the conversion of the Notes in part or in whole to Class A Common Shares;

•     value, if any, realized from the disposition of the remaining Brisas Project related assets;

•     ability to maintain continued listing on the TSXV or continued trading on the OTCQB;

•     competition with companies that are not subject to, or do not follow, Canadian and U.S. laws and regulations;

•     corruption, uncertain legal enforcement and political and social instability;

•     our current liquidity and capital resources and access to additional funding in the future if required;

•     regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•     currency, metal prices and metal production volatility;

•     adverse U.S., Canadian and/or Mexican tax consequences;

•     abilities and continued participation of certain key employees; and

•     risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

2

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the SEC or other securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

(Signature page follows)

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2014

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

4

Exhibit 99.1 Financial Statements (Unaudited)

5

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			March 31, 2014	December 31, 2013
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$1,609,811	$2,975,837
Marketable securities (Notes 4 and 5)			354,812	318,442
Deposits, advances and other			239,961	159,194
Total current assets			2,204,584	3,453,473
Property, plant and equipment, net (Note 6)			19,300,479	19,303,296
Total assets			$21,505,063	$22,756,769
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses			$530,300	$615,273
Accrued interest			426,629	64,262
Total current liabilities			956,929	679,535

Convertible notes (Notes 10 and 11)			25,178,551	23,998,658
Other (Note 10)			1,012,491	1,012,491
Total liabilities			27,147,971	25,690,684

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units			289,269,930	289,149,413
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2014… 75,559,911	2013…... 75,522,411
Equity Units
Issued and outstanding:	2014….… 500,236	2013……… 500,236
Contributed Surplus			5,171,603	5,171,603
Warrants			543,915	543,915
Stock options (Note 8)			19,796,958	19,849,225
Accumulated deficit			(320,459,110)	(317,645,497)
Accumulated other comprehensive income (loss)			33,796	(2,574)
Total shareholders' deficit			(5,642,908)	(2,933,915)
Total liabilities and shareholders' equity			$21,505,063	$22,756,769

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

6

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months ended		January 1, 2010
	March 31,		through
	2014	2013	March 31, 2014
OTHER INCOME (LOSS)
Interest	$116	$305	$376,115
Litigation settlement	–	–	1,891,035
Gain on sale of marketable securities	–	–	1,017,653
Loss on impairment of marketable securities	–	–	(612,223)
Gain on sale of equipment	–	–	1,978,105
Gain on sale of subsidiaries	–	–	474,577
Gain on settlement of debt	–	–	8,090,739
Foreign currency (loss) gain	(5,748)	28,929	(50,390)
	(5,632)	29,234	13,165,611
EXPENSES
Corporate general and administrative	600,581	763,473	20,389,020
Exploration	267,469	251,814	3,615,457
Legal and accounting	142,227	229,844	3,110,114
Venezuelan operations	28,621	63,807	3,690,108
Arbitration (Note 2)	9,668	438,667	20,357,839
Equipment holding costs	217,154	210,035	5,405,102
Write-down of machinery and equipment	–	–	4,471,921
	1,265,720	1,957,640	61,039,561
Loss before interest expense	(1,271,352)	(1,928,406)	(47,873,950)

Interest expense	(1,542,261)	(1,278,691)	(25,650,697)
Net loss for the period	$(2,813,613)	$(3,207,097)	$(73,524,647)

Net loss per share, basic and diluted	$(0.04)	$(0.04)
Weighted average common shares outstanding	76,038,480	72,737,111

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		January 1, 2010
	March 31,		through
	2014	2013	March 31, 2014
Net loss for the period	$(2,813,613)	$(3,207,097)	$(73,524,647)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations
Unrealized gain (loss) on marketable securities (Note 4)	36,370	(79,450)	716,451
Adjustment for realized (gains) losses included in net loss	–	–	(1,017,653)
Impairment of marketable securities	–	–	612,223
Other comprehensive income (loss)	36,370	(79,450)	311,021
Comprehensive loss for the period	$(2,777,243)	$(3,286,547)	$(73,213,626)

The accompanying notes are an integral part of the consolidated financial statements.

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GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Months Ended March 31, 2014 and the Year Ended December 31, 2013

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)

	Common Shares	Equity Units	Amount
Balance, December 31, 2012	72,211,473	500,236	$283,482,779	$ 5,171,603	–	$ 19,762,883	$(302,209,087)	$ 211,683
Net loss							(15,436,410)
Other comprehensive loss								(214,257)
Stock option compensation						594,517
Fair value of options exercised			508,175			(508,175)
Fair value of warrants issued					$ 543,915
Common shares issued for:
Private placement ($2.56/share avg.)	1,750,000		4,478,566
Option exercises ($0.43/share avg.)	1,560,188		677,718
Debt settlement ($2.90/share avg.)	750		2,175
Balance, December 31, 2013	75,522,411	500,236	289,149,413	5,171,603	$ 543,915	19,849,225	(317,645,497)	(2,574)
Net loss							(2,813,613)
Other comprehensive income								36,370
Fair value of options exercised			52,267			(52,267)
Common shares issued for:
Option exercises ($1.82/share avg.)	37,500		68,250
Balance, March 31, 2014	75,559,911	500,236	$ 289,269,930	$ 5,171,603	$ 543,915	$ 19,796,958	$(320,459,110)	$33,796

The accompanying notes are an integral part of the consolidated financial statements.

8

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		January 1, 2010
	March 31,		through
	2014	2013	March 31, 2014
Cash Flows from Operating Activities:
Net loss for the period	$(2,813,613)	$(3,207,097)	$(73,524,647)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	–	135,246	6,100,368
Depreciation	2,817	5,158	242,279
Gain on settlement of debt	–	–	(8,090,739)
Gain on sale of equipment	–	–	(1,978,105)

Gain on sale of subsidiaries

	–	–	(474,577)

Write-down of machinery and equipment

	–	–	4,471,921

Amortization of premium on marketable

debt securities

	–	–	175,020
Accretion of convertible notes	1,179,893	916,282	8,101,413
Securities received in settlement of litigation	–	–	(101,482)
Net gain (loss) on sale of marketable securities	–	–	(1,017,653)
Impairment of marketable securities	–	–	612,223
Shares issued for compensation	–	5,827	4,162,216
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	(80,767)	(284,522)	233,298

Net increase (decrease) in accounts payable and accrued expenses

	277,394	344,166	(2,797,624)
Net cash used in operating activities	(1,434,276)	(2,084,940)	(63,886,089)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	–	–	12,847,644
Purchase of marketable securities	–	–	(1,726,718)
Purchase of property, plant and equipment	–	–	(9,834,593)
Proceeds from sales of equipment	–	–	25,650,121
Decrease in restricted cash	–	–	9,489,777
Deconsolidation of subsidiaries	–	–	(1,429,655)
Net cash provided by investing activities	–	–	34,996,576
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	68,250	103,519	5,909,813
Restructure fees	–	–	(2,585,119)
Settlement of convertible notes	–	–	(33,788,183)
Net cash provided by (used in) financing activities	68,250	103,519	(30,463,489)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(1,366,026)	(1,981,421)	(59,353,002)
Cash and cash equivalents - beginning of period	2,975,837	8,347,518	60,962,813
Cash and cash equivalents - end of period	$1,609,811	$6,366,097	$1,609,811

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.          The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A Common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share.

Going Concern. As of March 31, 2014, the Company had financial resources comprised of cash and marketable securities totaling approximately $2.0 million and Brisas Project related equipment, which is being marketed for sale, with an estimated fair value of approximately $19 million (See Note 6, Property, Plant and Equipment). The Company's financial obligations included convertible notes of $25.3 million (face value) which as of March 31, 2014 were scheduled to mature in June 2014 and accounts payable and accrued expenses due in the normal course of approximately $1.0 million.

The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule required that the Company seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course.

Substantially all of the Company's convertible notes mature in June 2014. During the first quarter of 2014, the Company commenced discussions with its largest Noteholders and on April 25, 2014 the Company agreed in principle to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015 (the “Agreement”). The terms of the Agreement were finalized on May 7, 2014. The Modified Notes will be amended to be consistent with the terms of the New Notes. Upon completion of the extension of the Modified Notes and issuance of additional New Notes, the Company believes it will have sufficient funds to continue its activities through 2015 (See Note 10, Convertible Notes and Note 11, Subsequent Event).

Considering the transaction discussed in Note 11, Subsequent Event, management has concluded that its previous disclosure regarding its substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time has been alleviated. These consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due  and do not reflect potentially material adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.

Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Exploration Stage Enterprise. As a result of the expropriation of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The expropriation resulted in the end of the development of the Brisas Project and management considers January 1, 2010 a new inception date of the Company’s business of acquiring and exploring other mining projects. Although the Company is in the exploration stage, it is still subject to compliance with ASC 915 which relates to development stage enterprises. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the Company’s business.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas project at a cost of approximately $29 million. The carrying value of this equipment has been adjusted to its estimated fair value of $19 million and it is not being depreciated. The realizable value of this equipment may be different than management’s current estimate.

The Company has additional property, plant and equipment which are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company maintains the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 8 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock previously issued as compensation is based on the grant date market value and expensed over the vesting period. The 2012 Plan does not provide for the issuance of restricted stock. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted under the retention plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under the respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and were initially recorded at their estimated fair value, net of issuance costs. The notes are accreted to their face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable and convertible notes are recorded at amortized cost.

Contingent Value Rights.  Contingent value rights ("CVR") are obligations arising from the disposition of a portion of the rights to future proceeds of an arbitration award against Venezuela and/or the sale of mining data.

Warrants.  Common share purchase warrants (“Warrants”) issued by the Company entitle the holder to acquire common shares of the company at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.        Expropriation of Brisas Project by Venezuela and Related Arbitration:

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013. In April 2014, the Tribunal requested both parties to submit their legal and technical costs related to the arbitration process by May 26, 2014.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these Member States and for enforcing arbitral awards by attaching such assets.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Pursuant to its 2012 debt restructuring, the Company issued a CVR which entitled each note holder participating in the Restructuring to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

Note 3.          Cash and Cash Equivalents:

	March 31,	December 31,
	2014	2013
Bank deposits	$512,769	$1,578,903
Money market funds	1,097,042	1,396,934
Total	$1,609,811	$2,975,837

Note 4.          Marketable Securities:

	March 31,	December 31,
	2014	2013
Fair value at beginning of year	$318,442	$723,449
Acquisitions	–	–
Dispositions, at cost	–	(12,500)
Realized loss	–	4,039
Unrealized gain (loss)	36,370	(396,546)
Fair value at balance sheet date	$354,812	$318,442

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost of the shares held at the date of disposition. Declines in the fair value of certain securities were determined to be other than temporary and as a result the Company recognized impairment losses of $178,250 during the year ended December 31, 2013. As of March 31, 2014 and December 31, 2013, marketable securities had a cost basis of $321,016.

Note 5.         Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The Company has an equity investment in a privately held exploration-stage mining company which is classified as Level 3. The estimate of the fair value of this investment includes observable inputs being recently completed equity transactions by the held company.

	Fair value March 31, 2014	Level 1	Level 2	Level 3
Marketable securities	$354,812	$309,575	–	$45,237
Convertible notes	$21,038,884	–	$21,038,884	–

	Fair value December 31, 2013	Level 1	Level 2	Level 3
Marketable securities	$318,442	$271,436	–	$47,006
Convertible notes	$21,773,229	–	$21,773,229	–

Note 6.          Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
March 31, 2013
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	529,648	(504,007)	25,641
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	275,010	–	275,010
	$20,003,121	$(702,642)	$19,300,479

		Accumulated
	Cost	Depreciation	Net
December 31, 2013
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	529,648	(501,190)	28,458
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	275,010	–	275,010
	$20,003,121	$(699,825)	$19,303,296

1 Represents the estimated net realizable value of equipment previously intended for use on the Brisas Project.

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted the Company the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement requires the Company to make aggregate option payments to Soltoro of $650,000 as well as expend $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the La Tortuga Property for $2 million. As of March 31, 2013, the Company had recorded as mineral property a total of $275,010 in option payments. The remaining option payments are $150,000 due in June 2014 and $225,000 due in April 2015. The Company’s property, plant and equipment is located in the United States with the exception of mineral property which is in Mexico.

Note 7.          KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Allocation, if any, of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account. Cash contributions for the Plan year 2013 were approximately $172,000. As of March 31, 2014, no contributions had been made for plan year 2014.

Note 8.          Stock Based Compensation Plans:

Equity Incentive Plans

The shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the "1997 Plan") and the 2008 Venezuelan Equity Incentive Plan (the "Venezuelan Plan"), both of which were terminated as they relate to future stock option grants. The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of March 31, 2014 there were 2,200,515 options available for grant. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the three months ended March 31, 2014 and 2013 are as follows:

	2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,443,000	$ 2.21	6,753,188	$ 1.77
Options exercised	(37,500)	1.82	(285,240)	0.36
Options outstanding - end of period	5,405,500	$ 2.21	6,467,948	$ 1.83

Options exercisable - end of period	4,455,500	$ 2.28	4,849,198	$ 1.82

The following table relates to stock options at March 31, 2014:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.82 - $1.82	2,585,000	$1.82	$3,696,550	1.76	2,585,000	$1.82	$3,696,550	1.76
$1.92 - $1.92	950,000	$1.92	1,263,500	7.19	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	583,380	2.84	1,620,500	$2.89	583,380	2.84
$3.00 - $3.00	250,000	$3.00	62,500	4.20	250,000	$3.00	62,500	4.20
$1.82 - $3.00	5,405,500	$2.21	$5,605,930	3.15	4,455,500	$2.28	$4,342,430	2.29

No new options were granted during the three months ended March 31, 2014 and 2013. The Company recorded non-cash compensation expense during the three months ended March 31, 2014 and 2013 of Nil and $0.1 million, respectively for stock options granted in 2013 and prior periods.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas Project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of March 31, 2014 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 9.          Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Rights Plan until June 30, 2015 and providing a one-time exemption to a noteholder (who presently owns approximately 26% of the Class A common shares) from triggering the Plan as a result of the Restructuring (See Note 10, Convertible Notes). The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and ensure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 10.        Convertible Notes:

In May 2007, the Company issued $103.5 million aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102.3 million remained outstanding prior to June 15, 2012. On May 16, 2012, the Company notified the holders of Old Notes that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered of which holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes leaving a remaining balance of approximately $85.4 million.

Subsequently, in the fourth quarter of 2012, the Company consummated a debt restructuring agreement (the "Restructuring") covering the remaining outstanding debt totaling $85.4 million. Holders of an aggregate of $84.4 million of Old Notes elected to participate in the Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued modified notes with a face value of $25.3 million (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Arbitration proceedings and/or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. The carrying value of the Old Notes was $84.4 million and the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which was recorded in the 2012 consolidated statement of operations net of costs associated with the restructuring transaction. Management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of Class A common shares of the Company, $19.3 million of Modified Notes and $1.01 million related to the CVR.

The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and are being accreted to their face value using the effective interest rate method over the expected life of the notes (See Note 11, Subsequent Event), with the resulting charge recorded as interest expense.

Carrying value of Modified Notes as of December 31, 2013	$22,956,658
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2013	23,998,658
Accretion of modified notes during 2014	1,179,893
Total carrying value of convertible notes as of March 31, 2014	$25,178,551

The Modified Notes and Old Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased.

The Modified Notes are governed by the terms of a supplemental indenture which includes a maturity date of June 29, 2014 and conversion into 250 shares of Class A common shares per $1,000 (equivalent to a conversion price of $4.00 per common share) at any time upon prior written notice to the Company. The Old Notes continue to be governed by the terms of the original indenture which includes a maturity date of June 15, 2022 and conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company.

The covenants in the indenture and supplement, as amended, relating to both the Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company. The Company is in compliance with all relevant covenants and there have been no events of default.

Note 11.        Subsequent Event:

During the first quarter of 2014, the Company commenced discussions with its largest Noteholders and on April 25, 2014 the Company agreed in principle to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes will be amended to be consistent with the terms of the New Notes. Upon completion of the extension of the Modified Notes and issuance of additional New Notes, the Company believes it will have sufficient funds to continue its activities through 2015 (See Note 10, Convertible Notes).

The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued and capitalized quarterly and be payable in cash at maturity. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company will pay in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

The Notes will be senior unsecured, equal in rank and subject to certain terms including: (1) the Mining Data and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in principal amount of Notes; (2) the Company may not incur any additional indebtedness that ranks senior to or pari passu with the Notes in any respect without consent of holders comprising at least 75% in principal amount of Notes; (3) each Noteholder will have the right to participate, on a pro rata basis based on the amount of equity it holds, including equity issuable upon conversion of convertible securities, in any future equity or debt financing; (4) the Notes shall be redeemable on a pro rata basis, by the Company at the Noteholders’ option, at a price equal to 120% of the outstanding principal balance upon the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending; provided the Company shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund accrued and unpaid prospective operating expenses; (5) capital expenditures (including for exploration and related activities) shall not exceed $500,000 in any 12-month period without the prior consent of holders of a majority of the Notes; and (6) the Company shall not agree with any of the Noteholders to any amendment or modification to any terms of the Notes, provide any fees or other compensation whether in cash or in kind to any holder of the Notes, or engage in the repurchase, redemption or other defeasance of any Notes without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

Management is currently evaluating, pursuant to the relevant accounting guidance, the proposed amendments to the terms of the existing notes, whether such amendments represent a modification or an extinguishment of such debt and how management's conclusions may impact the Company's future accounting results. The transaction is expected to be completed in May 2014.

Exhibit 99.2  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
May 23, 2014 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have included:

▪  Continued advancement of its working interest in the La Tortuga project;

▪  Executing its arbitration claim (the "Brisas Arbitration")  against Venezuela in connection with the expropriation of the Company's Brisas Project a and maintain its willingness to pursue settlement discussions relating to our dispute with the Venezuelan government (See Note 2 to the consolidated financial statements);

▪  Advancing efforts to sell the remaining Brisas Project related assets;

▪  Pursuing additional financing and modifying or restructuring its Notes due in June 2014 (See Notes 10 and 11 to the consolidated financial statements).

Exploration Prospects

La Tortuga Property

The La Tortuga Property, a copper and gold prospect, is an 11,562 hectare property being investigated for its base and precious metal potential. Work on the property has included 151 line-kilometers of induced polarization, 20 drill holes (both diamond core and reverse circulation), mapping and sampling (approximately 1,000 soil, rock chip and stream sediment samples) and ground magnetic survey.

Pursuant to a 2012 Option Agreement with Soltoro Ltd., Gold Reserve has the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property located in Jalisco State, Mexico, by making an aggregate US$3,650,000 in option payments and property expenditures over three years. During the third quarter of 2013 the Company completed a property-wide aeromagnetic survey and collected over 1,350 soil and rock samples on the La Tortuga property which is being investigated for the potential to host a bulk tonnage gold-copper deposit.

The property-wide aeromagnetic survey was comprised of 930 line-kilometers of survey lines (100 meter spacing) over an area of approximately 86 square kilometers. All known mineralized targets were covered, including the Caballo and Quartz Breccia veins, and the Garrochas trend, a prominent northeast-striking structure with strong gold and copper anomalies at several locations, including a historically active mine.

The survey results and mapped structures known to be associated with mineralization indicate several important apparent patterns. Geochemical information from rock and soil sampling along with recent mapping and outcrop copper values from soils and structure outcrops now indicate at least a two kilometer extension to the SW.  Previously permitted drill locations along this extension are being incorporated into the 2014 drill plan. The overall objective of the current exploration plan is (1) obtain a more comprehensive database on the property, and (2) obtain subsurface verification of known mineralized structures on surface.

With the recent amendment to the Mexican mining law in late 2013, the Mexican authorities have a renewed focus on environmental reviews and approvals. The Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Recursos Naturales) has requested the Company to resubmit its drilling permit application, expand our environmental baseline study and add additional other items.  The request for additional information will delay the receipt of our drilling permit and we are not certain when the previously scheduled drilling will commence. The Company is evaluating the government's posture towards mining along with our continued exploration of the La Tortuga Project.

In addition to several corporate employees providing assistance to our exploration activities, the Company has approximately 10 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. The Company’s 2014 exploration program is subject to the receipt of permits, availability of subcontractors and qualified new employees.

The Company from time to time evaluates additional prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focused on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Brisas Arbitration

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24 and June 28, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  On October 15 and 16, 2013 the Tribunal held an oral hearing focused on the additional expert evidence requested in its previous procedural order. Subsequent to the October oral hearing the Tribunal issued post-hearing procedural instructions and the Parties submitted post-hearing briefs on December 23, 2013. In April 2014, the Tribunal requested both parties to submit their legal and technical costs related to the arbitration process by May 26, 2014.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these Member States and for enforcing arbitral awards by attaching such assets.

In 2013, Venezuela publically stated its intent to develop the Brisas Project and contiguous areas and has reportedly engaged a major Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. Consistent with Venezuela's publically stated intent, Gold Reserve is prepared to assist Venezuela to find a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company allowing the project, with the assistance of the Chinese corporation or a similar entity, to be developed on an accelerated basis for the benefit of Venezuela, with proper compensation for the Company’s stakeholders.  Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Financial Overview

The Company's overall financial position is a product of a number of historical events including the uncompensated seizure of the Brisas Project by the Venezuelan government, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project as well as the impact of the 2012 restructuring of debt originally issued for the Brisas Project.

Recent operating results continue to be shaped by the cost of ongoing ICSID arbitration related to the seizure of the Brisas Project by the Venezuelan government, ongoing advancement of the La Tortuga Project and the costs of maintaining the Company's legal and regulatory obligations in good standing.

The Company has no commercial production and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires and invests in an alternative project such as the Tortuga Property, which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Brisas Arbitration, the amount of proceeds and timing of sale, if any, of the remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the existing convertible notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5,250,000. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share.

During the first quarter of 2014, the Company commenced discussions with its largest Noteholders and on April 25, 2014 the Company agreed in principle to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. (See Notes 10 and 11 to the consolidated financial statements).

The Company also continues its efforts to dispose of the remaining Brisas Project assets, pursue a timely completion of the Brisas Arbitration claim before ICSID and maintain its willingness to pursue settlement discussions relating to our dispute with the Venezuelan government.

Liquidity and Capital Resources

At March 31, 2014, the Company had cash and cash equivalents of approximately $1.6 million which represents a decrease from December 31, 2013 of approximately $1.4 million. The three month net decrease was primarily due to cash used by operations net of cash proceeds from the issuance of common shares. The activities that resulted in the net change in cash are more fully described in the "Operating," "Investing" and "Financing" Activities sections below.

	2014	Change	2013
Cash and cash equivalents	$1,609,811	$(1,366,026)	$2,975,837

As of March 31, 2014, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $2.0 million, Brisas Project related equipment which is subject to disposal with an estimated fair value of approximately $19 million (See Note 6 to the consolidated financial statements) and short-term financial obligations included accounts payable and accrued expenses due in the normal course of approximately $1.0 million.

The Company believes that cash and investment balances subsequent to the completion of the announced extension of the maturity date of its $25.3 million Modified Notes and the issuance of up to $12 million of New Notes (See "Financing Activities" below and Notes 10 and 11 to the consolidated financial statements) along with funds available from potential future equipment sales will be sufficient to enable it to fund its activities through 2015. As of the date of this report, the Company had approximately $1.1 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

Operating Activities

Cash flow used in operating activities for the three months ended March 31, 2014 and 2013 was approximately $1.4 million and $2.1 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash expense items primarily related to accretion of convertible notes, stock options issued in lieu of cash compensation and certain non-cash changes in working capital.

Cash flow used in operating activities during the three months ended March 31, 2014 decreased from the prior comparable period primarily due to a decrease in professional fees, costs associated with the arbitration and decreases in corporate general and administrative costs and legal expenses.

Investing Activities

The Company did not have cash flows from investing activities during the three months ended March 31, 2014 and 2013. As of March 31, 2014, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

Financing Activities

The Company had minor financing activities in the first quarter of 2014 and 2013. Net proceeds from the issuance of common shares relate to the exercise of employee stock options totaling $68,250 and $103,519 during the three months ended March 31, 2014 and 2013, respectively.

During the first quarter of 2014, the Company commenced discussions with its largest Noteholders and on April 25, 2014 the Company agreed in principle to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue up to $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes will be amended to be consistent with the terms of the New Notes. Upon completion of the extension of the Modified Notes and issuance of additional New Notes, the Company believes it will have sufficient funds to continue its activities through 2015.

The terms of the Modified Notes will be amended to be consistent with the terms of the New Notes. The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued and capitalized quarterly and be payable in cash at maturity. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company will pay in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal (See Notes 10 and 11 to the consolidated financial statements).

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of March 31, 2014 (For further details see "Financing Activities" above and Notes 10 and 11 to the consolidated financial statements):

Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1,2]	$ 26,354,000	-	$ 25,312,000	-	$ 1,042,000
Interest	5,867,758	694,271	4,858,282	114,620	200,585
	$ 32,221,758	$ 694,271	$ 30,170,282	$ 114,620	$ 1,242,585

1         Includes $25,312,000 principal amount of convertible notes originally due June 29, 2014 and extended to December 31, 2015 by agreement (See Note 11 to the consolidated financial statements) and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2         The amount recorded as convertible notes in the consolidated balance sheet as of March 31, 2014 is comprised of $24.1 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the Restructuring and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring (See Note 11 to the consolidated financial statements). The $24.1 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three months ended March 31, 2014 was approximately $2.8 million representing a decrease of $0.4 million from the comparable period in 2013.

	2014	2013	Change
Other Income (loss)	$ (5,632)	$ 29,234	$(34,866)
Total expenses	(2,807,981)	(3,236,331)	428,350
Net Loss	$(2,813,613)	$(3,207,097)	$ 393,484

Other Income

The Company has no commercial production at this time and, as a result, other income is typically variable from period to period. The change in other income was primarily due to a decrease in foreign exchange gain.

	2014	2013	Change
Interest	$ 116	$ 305	$ (189)
Foreign currency gain (loss)	(5,748)	28,929	(34,677)
	$ (5,632)	$ 29,234	$(34,866)

Expenses

Corporate general and administrative, exploration and legal and accounting expenses for the three months ended March 31, 2014 decreased by approximately $0.2 million from the comparable period in 2013. The decrease in corporate general and administrative expense was primarily a result of decreases in non-cash charges associated with the previous issuance of stock-based compensation and other costs. The decrease in legal and accounting expense is primarily attributable to a decrease in fees incurred for corporate and tax planning activities.

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Non-cash compensation associated with historical restricted stock grants was computed based on the value of the shares at date of grant. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options. The Company recorded non-cash compensation expense during the three months ended March 31, 2014 and 2013 of Nil and $0.1 million, respectively, for stock-based grants made in prior periods.

Expenses associated with Venezuelan operations, arbitration, equipment holding and interest for the three months ended March 31, 2014 decreased from the comparable period in 2013 by approximately $0.2 million. The decrease was mainly due to a decrease in arbitration expenditures partially offset by an increase in non-cash interest expense related to accretion of convertible notes.

 Overall, total expenses for the three months ended March 31, 2014 decreased by approximately $0.4 million from the comparable period in 2013

	2014	2013	Change
Corporate general and administrative	$ 600,581	$ 763,473	$ (162,892)
Exploration	267,469	251,814	15,655
Legal and accounting	142,227	229,844	(87,617)
	1,010,277	1,245,131	(234,854)

Venezuelan operations	28,621	63,807	(35,186)
Arbitration	9,668	438,667	(428,999)
Equipment holding costs	217,154	210,035	7,119
Interest expense	1,542,261	1,278,691	263,570
	1,797,704	1,991,200	(193,496)
Total Expenses for the Period	$ 2,807,981	$ 3,236,331	$ (428,350)

SUMMARY OF QUARTERLY RESULTS

Quarter ended	3/31/14	12/31/13	9/30/13	6/30/13	3/31/13	12/31/12	9/30/12	6/30/12
Other Income (loss)	$(5,632)	$(104,405)	($78,304)	($23,123)	$29,234	$7,713,505	$1,905,894	$4,138
Net income (loss)
before tax	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)	(3,207,097)	4,353,609	(1,749,062)	(4,907,669)
Per share	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)	(0.08)
Fully diluted	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)	(0.08)
Net income (loss)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)	(3,207,097)	4,353,609	(1,749,062)	(4,907,669)
Per share	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)	(0.08)
Fully diluted	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08	(0.03)	(0.08)

Other income (loss) during 2014 and 2013 consisted of foreign currency gains (losses), losses on marketable securities and interest income. Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities. In the third quarter of 2012, the Company recorded other income of $1.9 million from settlement of litigation.

The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense. The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration oral hearing. Net loss in the third quarter of 2013 decreased mainly as a result of a decrease in non-cash compensation. The increase in net loss during the second quarter of 2013 was primarily due to an increase in arbitration costs. During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and increases in other income in the third and fourth quarters as noted above.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Exhibit 99.3         Chief Executive Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended March 31, 2014.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)                   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)                 information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 23, 2014

/s/Rockne J. Timm

    Rockne J. Timm

    Chief Executive Officer

Exhibit 99.4         Chief Financial Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Robert A. McGuinness, Chief Financial Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended March 31, 2014.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(iii)                material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(iv)               information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(c)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 23, 2014

/s/Robert A. McGuinness

    Robert A. McGuinness

    Chief Financial Officer